Vershire Corporation

Suite 1203, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong

Telephone No.: +852 5325 5932  Fax: +852 2149 7094  Email: info@vershirecorp.com

VIA EDGAR

November 10, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Celeste M. Murphy, Legal Branch Chief Paul Fischer, Attorney-Advisor Ivette Leon, Assistant Chief Accountant Charles Eastman, Staff Accountant

Re:	Vershire Corporation Registration Statement on Form S-1 Filed on September 30, 2014 File No. 333-199029

Dear Sirs/Madams,

We refer to the letter from you dated October 24, 2014 in respect to Vershire Corporation (the "Company" or "Vershire") Form S1 filed on September 30, 2014.

We here by respond the comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"). The numbered paragraphs below correspond to the numbered comments in the Staff's letter and Staff's comments are presented in bold italics.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response:

The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company's behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the "Securities Act"). To the extent that such written communications and materials are presented to potential investors by the Company or anyone authorized to do so on the Company's behalf, the Company will supplementally provide copies to the Staff.

Risk Factors, page 12

2.	Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to a former or current shell company.

Our response:

We have inserted the risk factor regarding on the resale restrictions imposed by Rule 144 of the Exchange Act which apply to a former or current company on the bottom of Page 12 of this Amendment No. 1.

Without a public market there is no liquidity for our shares¡, page 13

3.	Please expand your discussion to address potential additional liquidity concerns related to yours being a penny stock, as you disclose under "Plan of Distribution" on page 20.

Our response:

We have inserted a new risk factor called "Because we will be subject to the 'Penny Stock' rules..." on Page 13 of this Amendment No. 1.

Vershire Corporation

Suite 1203, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong

Telephone No.: +852 5325 5932  Fax: +852 2149 7094  Email: info@vershirecorp.com

Use of Proceeds, page 17

4.	Please revise to indicate how the company will invest net proceeds pending their use for general corporate purposes.

Our response:

We have added a paragraph detailing the financial support provided by our President in respect of the general corporate costs and thus the net proceeds raised from the Offering will be spent according to the items listed in the Use of Proceeds table as set out on Page 17 Amendment No. 1.

Exhibits

5.	Please revise to include counsel's legal opinion on the validity of the shares offered pursuant to your registration statement. Refer to Item 601 of Regulation S-K.

Our response:

The counsel's legal opinion has been included in Exhibit 5.1. We also updated the section Interest of Named Experts and Counsel to include the legal counsel's name and other details on Page 23.

Should the Staffs have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned or our corporate consultant Grenfell Capital Limited.

Sincerely,

/s/ Xi Ying Kou

___________________

Xi Ying Kou

President

Vershire Corporation

Cc: Grenfell Capital Limited